Exhibit 99.2

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB T: +61 2 9299 9690 F: +61 2 9299 9629 Suite 4 Level 9 341 George Street Sydney, NSW 2000 Australia

17 November 2014

ASX Market Announcements

ASX Limited

Level 6, Exchange Centre

20 Bridge Street

Sydney NSW 2000

MOKO Social Media Limited

Results of the Extraordinary General Meeting of Members – 17 November 2014

The following information regarding the results of the Annual General Meeting of Moko Social Media Limited held on 17 November 2014 is provided in accordance with Listing Rule 3.13.2 and Section 251AA(2) of the Corporations Act.

We advise that:

1.	A summary of valid and eligible proxies received for the above meeting was as follows:

	For	Open	Against	Abstain
Resolution 1 Re-election of Director – Mark Hauser	86,729,317	42,389,205	1,254,386	667
Resolution 2 Adoption of the Remuneration Report	84,554,680	42,439,205	2,429,892	949,798
Resolution 3 Grant of options to Mr Ian Rodwell, Chief Executive Officer	64,810,507	42,369,205	23,131,295	62,568
Resolution 4 Grant of options to Mr Hans de Back, Non-executive Director	64,077,202	42,790,338	23,493,467	12,568
Resolution 5 Grant of options to Mr Mark Hauser, Non-executive Director	64,074,202	42,790,338	23,496,467	12,568
Resolution 6 Ratification of prior issue of securities	84,780,733	42,793,316	2,651,428	148,098

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MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB T: +61 2 9299 9690 F: +61 2 9299 9629 Suite 4 Level 9 341 George Street Sydney, NSW 2000 Australia

2.	The following resolutions were passed on a show of hands:

Resolution 1: Re-election of Director - Mark Hauser

Resolution 2: Adoption of the Remuneration Report

For the record the show of hands and proxy position were in excess of 75% in favour of Resolution 2.

Resolution 3: Grant of options to Mr Ian Rodwell, Chief Executive Officer

Resolution 4: Grant of options to Mr Hans de Back, Non-executive Director

Resolution 5: Grant of options to Mr Mark Hauser, Non-executive Director

Resolution 6: Ratification of prior issue of securities

Yours sincerely

ANDREW BURSILL

Company Secretary

MOKO Social Media Limited

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